

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

John Abbot
Chief Financial Officer
Datto Holding Corporation
101 Merritt 7
Norwalk, CT 06851

      Re: Datto Holding Corporation
            Form 10-K for the year ended December 31, 2021
            File No. 001-39637

Dear Mr. Abbot:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Robert E. Goedert